UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF: FEBRUARY 2023

Commission file number:  001-38350

LITHIUM AMERICAS CORP.

(Translation of Registrant's name into English)

900 West Hastings Street, Suite 300,
Vancouver, British Columbia,
Canada V6C 1E5
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover:

Form 20-F [ ] Form 40-F [X]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lithium Americas Corp. (Registrant)

By:	/s/ Jonathan Evans
Name:	Jonathan Evans
Title:	Chief Executive Officer

Dated: February 7, 2023

EXHIBIT INDEX

Exhibit	Description
99.1	Material Change Report dated February 7, 2023

99.2	Material Change Report dated February 7, 2023